SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Toymax International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

892268 10 3

(CUSIP Number)

Murray L. Skala, Esq.
Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP
750 Lexington Avenue
New York, New York 10022
(212) 888-8200

(Name, address and telephone number of person authorized to receive notices and communications)

March 11, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No. 892268 10 3	13D	Pages 2 of 10 Pages

1.	NAME OF REPORTING PERSONS JAKKS PACIFIC, INC. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 95-4527222

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,232,819 shares

	8.	SHARED VOTING POWER 0 shares

	9.	SOLE DISPOSITIVE POWER 8,232,819 shares

	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,232,819 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%

14.	TYPE OF REPORTING PERSON CO

CUSIP No. 892268 10 3	13D	Pages 3 of 10 Pages

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $.01 per share, of Toymax International, Inc., a Delaware corporation (“Toymax”). The address of Toymax’s principal executive offices is c/o JAKKS Pacific, Inc., 22619 Pacific Coast Highway, Malibu, California 90265.

Item 2. Identity and Background.

     The filing person is JAKKS Pacific, Inc. (“JAKKS”), which is a corporation organized under the laws of the State of Delaware. JAKKS’ principal business is the design, development, production and marketing of toys and related products, including without limitation action figures, toy vehicles, role play toys and accessories, dolls, arts and crafts playsets, play compounds, writing instruments and stationery. The address of JAKKS’ principal business and principal office is 22619 Pacific Coast Highway, Malibu, California 90265.

     Certain information with respect to JAKKS’ directors and executive officers is set forth below:

     Jack Friedman

Position: chairman of the board of directors; chief executive officer
Address: 22619 Pacific Coast Highway, Malibu, California 90265
Principal occupation or employment: chief executive officer of JAKKS
Citizenship: United States of America

     Stephen G. Berman

Position: director; president and secretary; chief operating officer
Address: 22619 Pacific Coast Highway, Malibu, California 90265
Principal occupation or employment: chief operating officer of JAKKS
Citizenship: United States of America

     Joel M. Bennett

Position: executive vice president; chief financial officer
Address: 22619 Pacific Coast Highway, Malibu, California 90265
Principal occupation or employment: chief financial officer of JAKKS
Citizenship: United States of America

     Michael L. Bianco, Jr.

Position: executive vice president; chief merchandising officer
Address: 22619 Pacific Coast Highway, Malibu, California 90265
Principal occupation or employment: chief merchandising officer of JAKKS
Citizenship: United States of America

CUSIP No. 892268 10 3	13D	Pages 4 of 10 Pages

     David C. Blatte

Position: director
Address: c/o Catterton Partners, 7 Greenwich Office Park, Suite 200, 599 West Putnam Avenue, Greenwich, Connecticut 06830
Principal occupation or employment: principal of Catterton Partners, 7 Greenwich Office Park, Suite 200, 599 West Putnam Avenue, Greenwich, Connecticut 06830, a private equity investment fund
Citizenship: United States of America

     Robert E. Glick

Position: director
Address: c/o Jessica Howard, 1400 Broadway, 19th Floor, New York, New York 10018
Principal occupation or employment: principal of Jessica Howard, 1400 Broadway, 19th Floor, New York, New York 10018, which manufactures and markets ladies’ apparel
Citizenship: United States of America

     Michael G. Miller

Position: director
Address: c/o JAMI Charity Brands, 140 West 57th Street, New York, New York 10019
Principal occupation or employment: president of JAMI Charity Brands, 140 West 57th Street, New York, New York 10019, an advertising company
Citizenship: United States of America

     Murray L. Skala

Position: director
Address: c/o Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, 750 Lexington Avenue, 23rd Floor, New York, New York 10022
Principal occupation or employment: partner of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, 750 Lexington Avenue, 23rd Floor, New York, New York 10022, a law firm
Citizenship: United States of America

     None of JAKKS nor any of the foregoing directors or executive officers has, during the last five years, been convicted in a criminal proceeding.

     None of JAKKS nor any of the foregoing directors or executive officers was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order

CUSIP No. 892268 10 3	13D	Pages 5 of 10 Pages

enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     In connection with JAKKS’ acquisition of Toymax (see also Items 4, 5 and 6 below), JAKKS has purchased 8,232,819 shares of Toymax common stock for total consideration consisting of cash in the amount of $24,527,203 and 646,384 shares of JAKKS common stock. The cash portion of the consideration paid was drawn from JAKKS’ working capital/cash accounts. JAKKS expects to pay in connection with the Merger (as defined in Item 6 below) consideration, subject to certain conditions and contingent adjustments, in respect of the shares of Toymax common stock outstanding immediately prior to the effective time of the Merger (other than shares held by or for JAKKS or Toymax), consisting of cash in the approximate amount of $11,750,000 and approximately 312,500 shares of JAKKS common stock. In addition, as a result of JAKKS’ purchase of the Toymax shares, JAKKS expects to be required to fund the repayment of Toymax’s outstanding indebtedness under its commercial financing facilities (which indebtedness was approximately $4,300,000 as of March 18, 2002). JAKKS currently intends to fund the cash portion of the consideration to be paid in the Merger and any indebtedness of Toymax required to be repaid in connection with the acquisition from JAKKS’ working capital/cash accounts. JAKKS may also fund the payment of all or any part of such amounts from proceeds drawn under JAKKS’ credit facility with Bank of America, N.A. and the other banks party to JAKKS’ loan agreement dated as of October 12, 2001, as amended.

Item 4. Purpose of Transaction.

     The purpose of the transaction is for JAKKS to acquire Toymax. On March 11, 2002 (the “First Closing Date”), JAKKS purchased 8,100,065 shares of Toymax common stock, and thereby became the owner of a majority of the outstanding shares of Toymax common stock; three of Toymax’s incumbent directors resigned and two directors designated by JAKKS were appointed to Toymax’s board; and certain executive officers of JAKKS were installed as the executive officers of Toymax. On March 16, 2002, Toymax’s board was reconfigured to consist of six directors designated by JAKKS and two incumbent directors who were serving prior to the First Closing Date. Accordingly, JAKKS has achieved control of Toymax as its majority-owned subsidiary. To complete the acquisition, the parties propose to effect the Merger, pursuant to which Toymax will become a wholly-owned subsidiary of JAKKS. As a result, at the effective time of the Merger (or as soon as practicable thereafter), Toymax common stock will cease to be quoted on the Nasdaq National Market and the registration of Toymax common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934 will be terminated.

Item 5. Interest in Securities of the Issuer.

     (a) On the date hereof, JAKKS owns beneficially and of record 8,232,819 shares of Toymax common stock, representing approximately 66.8% of the outstanding shares of Toymax common stock. None of the directors or executive officers of JAKKS identified in Item 2 own of record any shares of Toymax common stock and they disclaim beneficial ownership of any shares of Toymax common stock.

CUSIP No. 892268 10 3	13D	Pages 6 of 10 Pages

     (b)  JAKKS has sole power to vote (or to direct the vote) and to dispose (or to direct the disposition) of all the shares of Toymax common stock owned by it.

     (c)  On the First Closing Date, JAKKS purchased 8,100,065 shares of Toymax common stock from the Principal Stockholders (identified in Item 6 below). The purchase price per share of Toymax common stock consisted of $3.00 in cash and 0.0798 share of JAKKS common stock.

     (d)  No person, other than JAKKS, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Toymax common stock beneficially owned by JAKKS.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On February 10, 2002, JAKKS entered into a Stock Purchase Agreement with Toymax and four of its stockholders, Best Phase Limited, Hargo (Barbados) Limited, Steven A. Lebensfeld and Harvey Goldberg (the “Principal Stockholders”) which provided for JAKKS’ purchase of 8,100,065 shares of Toymax common stock from the Principal Stockholders at a purchase price per share consisting of $3.00 in cash and 0.0798 share of JAKKS common stock, subject to certain contingent adjustments (which were not called into effect). The Stock Purchase Agreement also provided that on the First Closing Date, (i) each Option (as defined) held by David Chu or any of the Principal Stockholders would immediately terminate and (ii) each other Option outstanding on the First Closing Date would remain in full force and effect and then vest on the earliest to occur of the date of termination of the Stock Purchase Agreement (if the Merger were abandoned after the First Closing Date), the effective date of the Merger or September 30, 2002, and that each such continuing Option would remain exercisable during the succeeding six-month period and terminate at the end of such period.

     Pursuant to the Stock Purchase Agreement, as amended by a letter agreement entered into on the First Closing Date, on the First Closing Date, three directors of Toymax resigned and two directors designated by JAKKS were appointed to Toymax’s board; and, on March 16, 2002, two additional Toymax directors who had been serving prior to the First Closing Date resigned and four additional directors designated by JAKKS were appointed to Toymax’s board. Until the effective date of the Merger, Toymax’s board is required to consult with Toymax’s prior directors and officers with respect to matters significantly affecting Toymax and its business or assets.

     The Stock Purchase Agreement requires JAKKS to use its commercially reasonable efforts to register under the Securities Act of 1933 the shares of JAKKS common stock issued to the Principal Stockholders as part of the purchase price. Also, the Principal Stockholders agreed not to sell, short-sell or otherwise dispose of any of such shares prior to the effective date of the Merger and not to sell, short-sell or otherwise dispose of more than 25% of such shares during any quarterly period in the year following the effective date of the Merger.

CUSIP No. 892268 10 3	13D	Pages 7 of 10 Pages

     As required by the Stock Purchase Agreement, prior to the First Closing Date, Toymax received an opinion of an independent investment banking firm that the merger consideration payable in the Merger is fair, from a financial point of view.

     On the First Closing Date, in accordance with the Stock Purchase Agreement, JAKKS entered into new employment or consulting agreements with certain Toymax executives, whose prior employment agreements with Toymax were terminated, and Toymax entered into agreements with certain of its affiliates with respect to Toymax’s manufacturing and agency agreements.

     The Stock Purchase Agreement also provides for the parties to indemnify each other against certain liabilities, subject to certain limitations described therein.

     On February 10, 2002, JAKKS entered into an Agreement of Merger with JP/TII Acquisition Corp., JAKKS’ wholly-owned subsidiary (“Newco”), and Toymax (the “Merger Agreement”) pursuant to which the parties agreed that, subject to the conditions set forth therein, including, among others, the approval of the Merger by Toymax’s stockholders at a meeting to be convened for such purpose, Newco will merge into Toymax in a transaction (the “Merger”) in which the surviving corporation will become a wholly-owned subsidiary of JAKKS and the stockholders of Toymax, other than JAKKS, Newco or Toymax or a subsidiary thereof, will receive merger consideration consisting of $3.00 in cash and 0.0798 share of JAKKS common stock (subject to certain contingent adjustments). Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Option will terminate and the holder thereof will receive a corresponding option to purchase shares of JAKKS common stock or, under certain circumstances, a cash payment in accordance with the formula prescribed in the Agreement. The Agreement prohibits Toymax from responding to certain proposals from third parties with respect to an Alternative Transaction (as defined), unless certain specified conditions are met.

     On December 14, 2001, Toymax entered into an agreement with ACG International Inc. (“ACG”) pursuant to which Toymax engaged ACG to advise and assist Toymax in structuring, negotiating and effecting a transaction involving the sale of Toymax. Under this agreement, as compensation for its services, ACG will earn an advisory fee equal to 2% of the Total Transaction Value (as defined), if a transaction is consummated, or, if not, $100,000. Pursuant to a letter agreement dated February 8, 2002, it was agreed that the amount of the advisory fee with respect to the acquisition of Toymax by JAKKS will be $1,089,000, of which 70% will be payable on the First Closing Date and the balance will be payable upon the closing of the Merger.

     The foregoing description of the agreements and transactions discussed above is a summary only and is qualified in its entirety by reference to the applicable agreements, copies of which are included as exhibits to this statement.

CUSIP No. 892268 10 3	13D	Pages 8 of 10 Pages

Item 7. Material to be Filed as Exhibits.

1.	Stock Purchase Agreement dated as of February 10, 2002 among JAKKS, Toymax and the Shareholders named therein.

2.	Agreement of Merger dated as of February 10, 2002 among JAKKS, JP/TII Acquisition Corp. and Toymax.

3.	Letter Agreement dated March 11, 2002 among Toymax, JAKKS and the selling stockholders named therein.

4.	Termination and Replacement of Manufacturing Agreement dated March 11, 2002 among Toymax, Toymax (H.K.) Limited, Jauntiway Investments Limited, et al.

5.	Termination of Agency Agreements and Stock Options dated March 11, 2002 among Tai Nam Industrial Company Limited, David Ki Kwan Chu, Frances Shuk Kuen Leung, Toymax, et al.

6.	Registration Rights Agreement dated as of March 11, 2002 among JAKKS, Best Phase Limited, Hargo (Barbados) Limited, Harvey Goldberg and Steven A. Lebensfeld.

7.	Termination of Employment Agreement dated March 11, 2002 among Steven Lebensfeld, Toymax and JAKKS.

8.	Employment Agreement dated as of March 11, 2002 between JAKKS and Steven Lebensfeld.

9.	Termination of Employment Agreement dated March 11, 2002 among Harvey Goldberg, 1515037 Ontario Ltd., Toymax and JAKKS.

10.	Consulting Agreement dated as of March 11, 2002 among JAKKS, 1515037 Ontario Ltd. and Harvey Goldberg.

11.	Employment Agreement dated March 11, 2002 between JAKKS and Kenneth N. Price.

12.	Employment Agreement dated March 11, 2002 between JAKKS and Carmine Russo.

13.	Employment Agreement dated March 11, 2002 between JAKKS and Michael Sabatino.

14(A).	Letter Agreement dated December 14, 2001 between Toymax and ACG International Inc.

CUSIP No. 892268 10 3	13D	Pages 9 of 10 Pages

14(B).	Letter dated February 8, 2002 from Joel M. Handel to Murray Skala.

15(A).	Loan Agreement dated as of October 12, 2001 among JAKKS, certain other Borrowers, the Lenders named therein and Bank of America, N.A., as Administrative Agent.

15(B).	First Amendment to Loan Agreement and Consent and Waiver dated as of March 8, 2002.

15(C).	Security Agreement (Borrowers) dated as of October 12, 2001 among JAKKS, certain other Grantors, Bank of America, as Administrative Agent, and the Lenders referred to therein.

15(D).	Trademark Security Agreement dated as of October 12, 2001 among JAKKS, certain other Grantors, Bank of America, as Administrative Agent, and the Lenders referred to therein.

15(E).	Patent Security Agreement dated as of October 12, 2001 among JAKKS, certain other Grantors, Bank of America, as Administrative Agent, and the Lenders referred to therein.

15(F).	Pledge Agreement dated as of October 12, 2001 among JAKKS, certain other Grantors, Bank of America, as Administrative Agent, and the Lenders referred to therein.

15(G).	Lock Box Agreement dated as of October 12, 2001 among JAKKS, certain other Customers, Bank of America, as Administrative Agent, and the Lenders referred to therein.

15(H).	Guaranty dated as of October 12, 2001 among the Domestic Subsidiaries named therein, Bank of America, as Administrative Agent, and the Lenders referred to therein.

15(I).	Security Agreement dated as of October 12, 2001 among the Grantors named therein, Bank of America, N.A., as Administrative Agent, and the Lenders referred to therein.

CUSIP No. 892268 10 3	13D	Pages 10 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 20, 2002

JAKKS PACIFIC, INC.

By:	/s/ JOEL M. BENNETT
Name: Joel M. Bennett Title: Executive Vice President